Filed by United Financial Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Financial Bancorp, Inc.

(Commission File No. 0-52947)

Cautionary Statements Regarding Forward-Looking Information

This filing contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Rockville Financial, Inc.’s or United Financial Bancorp, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving United Financial Bancorp, Inc. and Rockville Financial, Inc., including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and neither United Financial Bancorp, Inc. nor Rockville Financial, Inc. assumes any duty to update forward-looking statements. In addition to factors previously disclosed in Rockville Financial, Inc.’s and United Financial Bancorp, Inc.’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Rockville Financial, Inc. and United Financial Bancorp, Inc. shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Rockville Financial, Inc. and United Financial Bancorp, Inc. businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Rockville Financial, Inc.’s stock price before closing, including as a result of the financial performance of United Financial Bancorp, Inc. prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Important Additional Information.

In connection with the proposed merger, Rockville Financial, Inc. has filed with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Rockville Financial, Inc. and United Financial Bancorp, Inc. and a prospectus of Rockville Financial, Inc., as well as other relevant documents concerning the proposed transaction. Rockville Financial, Inc. and United Financial Bancorp, Inc. will mail the joint proxy statement/prospectus to their shareholders. SHAREHOLDERS OF ROCKVILLE FINANCIAL, INC. AND UNITED FINANCIAL BANCORP, INC. ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Rockville Financial, Inc. and United Financial Bancorp, Inc. at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Rockville Financial, Inc.’s website at www.rockvillefinancialinc.com under the section “SEC Filings” or at United Financial Bancorp, Inc.’s website at www.bankatunited.com under the tab “About Us” and then “Investor Relations,” and then under the heading “SEC Filings.”

Rockville Financial, Inc., United Financial Bancorp, Inc. and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Rockville Financial, Inc.’s and United Financial Bancorp, Inc.’s shareholders in connection with the proposed merger. Information about the directors and executive officers of Rockville Financial, Inc. and their ownership of Rockville Financial, Inc. common stock is set forth in the proxy statement for Rockville Financial, Inc.’s 2013 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 4, 2013. Information about the directors and executive officers of United Financial Bancorp, Inc. and their ownership of United Financial Bancorp, Inc. common stock is set forth in the proxy statement for United Financial Bancorp, Inc.’s 2013 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on March 13, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

United Financial Bancorp, Inc.	UBNK	Q4 2013 Earnings Call	Jan. 24, 2014
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PARTICIPANTS

Corporate Participants

J. Jeffrey Sullivan – Chief Operating Officer & Executive Vice President, United Financial Bancorp, Inc.

Mark A. Roberts – Chief Financial Officer & Executive Vice President, United Financial Bancorp, Inc.

Other Participants

Matthew Breese – Analyst, Sterne, Agee & Leach, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, and welcome to the United Financial Bancorp Incorporated Fourth Quarter 2013 Year-End Earnings Conference Call. All participants will be in listen-only mode. [Operator Instructions] After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions]

Before we begin, we remind everyone of the forward-looking statements disclaimer. Please be advised that during the course of this conference call, management may make forward-looking statements within the meaning of the federal securities laws. These statements are not historical facts. Rather, they are based on our current expectations regarding our business strategies, intended results and future performance.

Forward-looking statements often include the words believe, expect, anticipate, intend, plan or words or phrases of similar meaning. Forward-looking statements by their nature are subject to risks and uncertainties. A number of factors, which are described in our filings with the Securities and Exchange Commission, could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements.

All forward-looking statements discussed during this call are based on management’s current beliefs and assumptions and speak only as of the date and time they are made. We do not undertake to update such forward-looking statements. Please note this event is being recorded.

I would now like to turn the conference over to Jeff Sullivan. Please go ahead.

J. Jeffrey Sullivan, Chief Operating Officer & Executive Vice President

Thank you, Andrew. Good morning, everyone and welcome to our fourth quarter 2013 earnings call. I’m Jeff Sullivan, Chief Operating Officer at United Bank and I am joined today by Mark Roberts, our Chief Financial Officer. Dick Collins, our President and CEO is unfortunately unable to present on the call this morning.

The fourth quarter of 2013 marked an historic moment for United Financial and for United Bank. On November 14, we entered into a merger of equals agreement with Rockville Financial, a highly respected neighbor of ours, just south of the border in Connecticut.

Our companies are very equal in many ways. In fact, as we measured the banks by different metrics, such as earnings, market cap, balance sheet, et cetera, it was almost a 50/50 split in the

United Financial Bancorp, Inc.	UBNK	Q4 2013 Earnings Call	Jan. 24, 2014
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proportion that each bank was contributing with respect to each of those financial metrics. The activity level around the merger was pretty robust during the – throughout the fourth quarter and it continues into 2014. We can say with certainty that a merger of equals requires more work and more planning than a traditional acquisition. We hope that the end product will be a combination of the best attributes of both banks. And we look forward to more dialogue on the details of the new company at a future date.

We certainly want to thank our employees who are working so hard to build a better bank, while still giving great day-to-day service to our customers. We are mindful that we still have our day-to-day business to run here at United and we continue to be faced with numerous challenges or headwinds in the current operating environment.

During the third quarter of 2013, we engaged a thorough analysis of our processes and our operations with an eye toward cutting costs and creating more efficiency. We were cognizant of the challenges to growing earnings in this environment, and we were looking for ways to break through any bottlenecks or redundancies in our operations in order to continue to grow earnings at rates that would be satisfactory and in line with past performance.

These initiatives are still very much on our minds. However, they have now become a part of the merger and integration discussion with Rockville. So the implementation timeline will now coincide with our merger once we have final regulatory and shareholder approval.

I’ll now turn the call over to Mark Roberts for a review of the fourth quarter financials.

Mark A. Roberts, Chief Financial Officer & Executive Vice President

Thanks, Jeff, and good morning, everyone. I’ll begin by reviewing our operating results. Q4 net income was $4 million or $0.20 per diluted share, excluding merger-related expenses totaling almost $600,000, a $277,000 gain from the sales of a security, and the related tax benefit of $36,000 for both of those items, operating earnings or core earnings totaled $4.3 million or $0.21 per diluted share; compared to net income of $4.6 million or $0.23 per share in the third quarter. The reduced core earnings were primarily due to an increase in core expenses, offset in part by growth in total revenue.

Core expenses including the merger-related cost of $600,000 increased $573,000 or 4% to $15.4 million in Q4, reflecting higher levels of occupancy, data processing, professional services, OREO, and marketing costs. For the full year, operating cost totaled $61 million, which was about 2.5% of average assets.

Total revenue increased $269,000 or 1% to $22.6 million for the current quarter from $22.3 million in Q3, due in large part to gains from sales of securities. Net interest income was essentially flat at $19.4 million, reflecting 1% growth in average earnings assets, offset by modest contraction in the net interest margin. The margin declined 3 basis points to 3.37% in Q4 as a result of $100,000 reduction in fair value accounting adjustments and lower spreads. The core net interest margin, excluding $660,000 of acquisition accounting adjustments was 3.25%, which is 4 basis points lower than Q3.

Non-interest income totaled $3.2 million, $263,000 or 9% above last quarter’s results reflecting a $277,000 gain from the sale of security and growth of $91,000 in wealth management income and these items were partially offset by a decrease of about $100,000 in other income.

Shifting to the balance sheet, total assets increased $80 million or 3% in 2013 to almost $2.5 billion at year-end. Total loans increased $66 million or 4%, to almost $1.9 billion, reflecting growth of $45 million or 4% in the commercial portfolios and $25 million or 6% in residential loans, partially offset by modest runoff in our consumer segments.

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Loan growth was driven by strong origination volume, totaling approximately $565 million, which was significantly higher than 2012. Balance sheet expansion was funded by an increase of $98 million or 5% in deposit balances. Core account balances grew $72 million or 6% to $1.2 billion at year-end reflecting successful business development and marketing efforts in the Springfield and Worcester regions, as well as our newest markets in Connecticut.

Asset quality remains healthy. At year-end, the non-performing loans to total loans ratio was 87 basis points and the non-performing assets to total assets ratio was 76 basis points. In addition, net charge-offs to average loans was 15 basis points for the full year. We continue to maintain a conservative clean investment portfolio with over 85% of our securities backed by government-sponsored enterprises or agencies. We remain well-capitalized with a tangible equity-to-tangible assets ratio of a little over 10% and would continue to maintain a strong liquidity position.

I’ll now provide an update on capital management activities. For the fourth quarter, we maintained our dividend at $0.11 per share, and we didn’t repurchase any shares, primarily due to the merger announcement. During the full year, we repurchased 489,000 shares at an average cost of just under $15, and we have approximately 1.2 million shares remaining under the current board-approved programs at year-end

I’ll now turn it back to Jeff.

J. Jeffrey Sullivan, Chief Operating Officer & Executive Vice President

Thanks, Mark. Before we open up the line for questions, I wanted to touch base on a few other highlights of the quarter from an operational perspective.

In terms of our balance sheet, asset loan growth in particular, we did have success in terms of new business development during 2013. As Mark mentioned, record levels of originations. There was some repositioning of our loan book as we did let some deals walk by choice because of rate and structure and repositioned it with new loan originations.

On the residential and consumer side, the consumer and residential loan growth held up during the year with just over $125 million in mortgage originations and another $58 million of consumer and home equity originations, which lead to that growth in that segment of our loan portfolio. I should note that pipelines have dropped significantly on the residential side with the rise in interest rates and the end of the refinance cycle. We are implementing plans to become much stronger in the purchase money business in a wider geography as we go forward.

In terms of the commercial loan book, we should note that the unfunded commitments grew significantly from year-end 2012 to 2013. At December 31, 2013, we had an increase of approximately $85 million in unadvanced funds in our construction loan portfolio with most of those being loans that will be construction to permanent, so they will end up as permanent mortgages on our books. They’re not pure construction loans, and we also did have an increase in unfunded lines of credit during the year and in unfunded home equity lines, although that was a small amount of only $1 million.

So, on the commercial side, I believe that there was some timing aspects to it. The pipelines continue to be good for our commercial team, originations were good, and we expect that those construction projects will stay on track and that those unadvanced funds will be advanced as the construction progresses during the first couple of quarters of this year.

United Financial Bancorp, Inc.	UBNK	Q4 2013 Earnings Call	Jan. 24, 2014
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From the deposit side, overall, we had good growth in core deposits, up 6% year-to-year and to break that down by region, our commercial deposits really represent the fastest-growing of that segment with 13% growth in commercial core deposits during the year. Commercial core balances now represent 35% of our total core balances at the bank and it is the fastest-growing segment as I mentioned.

On the retail side, in our Springfield and Worcester markets, the growth was about equal, but because our Worcester platform is so much smaller, we actually had 16% core growth on the retail side in Worcester during the year – excuse me, that’s retail and commercial of total core growth during the year, about $24 million.

In our newly-acquired Connecticut franchise, the former New England Bank franchise, deposits were flat during the year – core deposits were flat during the year, we had some growth in non-core deposits, but the core deposits being flat, was not a surprise to us, there were three branch closures in that market shortly after the acquisition of New England Bank, and the United Bank name is a brand new name in the Connecticut marketplace as of the end of last year. And so in our first year, we were pleased to see no run-off of balances in those remaining branches.

As we mentioned before, we continue to look at vendor analysis and other ways to look at improving our non-interest expense, and also looking at opportunities for ways to improve our non-interest income, such as deposit service charges going forward into the new year.

Once again, we thank you for your time and interest in our bank, and I’ll now turn it back over to Andrew.

United Financial Bancorp, Inc.	UBNK	Q4 2013 Earnings Call	Jan. 24, 2014
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QUESTION AND ANSWER SECTION

Operator: Thank you. We will now begin the question-and-answer session. [Operators Instructions] The first question comes from Matthew Breese of Sterne, Agee. Please go ahead.

<Q – Matt Breese – Sterne, Agee & Leach, Inc.>: Good morning, guys.

<A – Jeff Sullivan – United Financial Bancorp, Inc.>: Good morning, Matt.

<A – Mark Roberts – United Financial Bancorp, Inc.>: Good morning, Matt.

<Q – Matt Breese – Sterne, Agee & Leach, Inc.>: I was hoping you could comment a little bit on how we should be thinking about expenses in the first half of 2014, excluding all the merger-related costs.

<A – Mark Roberts – United Financial Bancorp, Inc.>: I’ll take this one, Matt. It’s Mark. As I noted in my presentation, the expenses were up $573,000 to $15.4 million in Q4, some of that was due to seasonality, such as year-end audit expenses and branch maintenance and some other things. And then we also had an increase in OREO expenses of about $200,000. And we had announced in our previous call for third quarter that we had expected expenses to pick up over $15 million and we think that holds true for the first quarter of this year as well. We’ll probably see $100,000 or so reduction in expenses in Q1 on a core basis and we expect to be able to hold expenses to about 2% growth if we’re operating on a standalone basis for the full year.

<Q – Matt Breese – Sterne, Agee & Leach, Inc.>: That’s very helpful. Okay. And then kind of touching on overall loan growth, you spoke of having solid origination levels and a good pipe. I was just hoping you could comment on your ability to grow loans in the first half 2014 and to what extent you think you can. And maybe also comment on the level of pay-offs you guys are seeing.

<A – Jeff Sullivan – United Financial Bancorp, Inc.>: Okay, Matt. This is Jeff. I think in terms of – let’s take your last question first, in terms of the amount of pay-offs, we saw a higher level of pay-offs than typical during the third quarter in particular. But at some level, even into the fourth quarter of 2013. A little bit of that was planned, we had one large project, real estate project on the books that we had been working on for a number of years. And by design, it was designed to be sold to a third party, and that happened during the fourth quarter of last year. So that accounted for a chunk of the kind of the flat commercial quarter that we saw there.

In terms of activity levels, I would say that they are very steady in terms of prior quarters. And so we don’t see any significant change in terms of the activity level of our lenders, the deals that are going to the loan committee. I guess if I were to go out on a limb a little, I would say that the rapid uptick in rates affected different banks in different ways. And I think that we felt that we wanted to be reacting to the increased rates very proactively. And as a result, there were some competitors who reacted more slowly or wanted to get those last few deals on the books before their loan committee told them to raise their rates and so we did lose some of those deals.

In terms of structure, there is also a pretty competitive market for structure out there and we’re trying to stick to our knitting in terms of underwriting.

<Q – Matt Breese – Sterne, Agee & Leach, Inc.>: Okay. And how would you assess your ability to transfer the uptick in rates, can you pass that on to customers, commercial real estate and C&I loans?

<A – Jeff Sullivan – United Financial Bancorp, Inc.>: We’re quite pleased with it, because the origination activity was so robust, and we did feel that we did what we needed to be doing in terms of our underwriting and in terms of our pricing. And so I think our team is performing very well, and I would say that I have great confidence that they’ll continue to perform well in the future.

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<Q – Matt Breese – Sterne, Agee & Leach, Inc.>: Okay. My last question, we saw a pretty nice pick-up in the level of overall expenses from wealth management this quarter. And I guess my question is really twofold: one is, where are you seeing success, and how are you going about doing that? And then two, and I don’t know if this is in the press release, but what’s your overall kind of assets under management, and where was that this time last year?

<A – Jeff Sullivan – United Financial Bancorp, Inc.>: I don’t have the number off the top of my head, Matt. The assets under management were up about 30% year-to-year, but again that’s not an exact number, that’s rough and tough. The success there is coming primarily from recurring revenue, fee-based revenue for accounts that are structured that way as wrap accounts where we get a fee on an annuitized basis as opposed to quick hits with commission income. Although that said, our guys, our team does provide a lot of insurance sales for estate planning and for succession planning in business. And I believe there was a decent size hit in the fourth quarter numbers that gave us a little boost there. But primarily it is the increase in assets under management, the market being healthy, and just good, steady success kind of picking up the momentum in that division.

<Q – Matt Breese – Sterne, Agee & Leach, Inc.>: So, barring any major move in the equity markets, there will be a little bit of pull-back in that one-time gain or a benefit you experienced this quarter; barring all that, it should be the new run rate, it sounds like?

<A – Jeff Sullivan – United Financial Bancorp, Inc.>: I think that’s, yeah that’s an accurate statement.

<Q – Matt Breese – Sterne, Agee & Leach, Inc.>: Okay. And just a little more specific, when is the deal scheduled to close at this point?

<A – Jeff Sullivan – United Financial Bancorp, Inc.>: Sometime during the second quarter. We filed our first amendment to the S-4 earlier this month and so we continue to talk with the SEC about our application and go through the other regulatory approvals and we had initially announced that we’d hope to do it in the second quarter and we’re still on that timeframe.

<Q – Matt Breese – Sterne, Agee & Leach, Inc.>: Thank you very much.

Operator: [Operator Instructions] This concludes our question-and-answer session. I would like to turn the conference back over to Jeff Sullivan for any closing remarks.

J. Jeffrey Sullivan, Chief Operating Officer & Executive Vice President

Thank you, Andrew. Again, we thank you all for attending today. We continue to appreciate the support that we get and I thank our employees again for all of their hard work. This is a very exciting time and also a challenging time for our company and really owe our success to continuing efforts of our employees and our team here. And, so I wish you all a good day.

Operator: The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.